EXHIBIT 23

Independent Auditors' Consent



The Governance and Compensation Committee of the Airgas, Inc. Board of Directors:

We consent to incorporation by reference in the registration statement (No. 333-107872) on Form S-8 of Airgas, Inc. of our report dated March 10, 2004 relating to the statement of financial position of the Airgas, Inc. 2003 Employee Stock Purchase Plan ("the Plan") as of December 31, 2003, and the related statement of changes in participants' equity for the period from July 29, 2003(inception) to December 31, 2003, which report is included in the December 31, 2003 annual report on Form 11-K of the Airgas, Inc. 2003 Employee Stock Purchase Plan.



/s/ KPMG LLP


Philadelphia, Pennsylvania
March 22, 2004